October 26, 2017

Mr. Paul Fischer

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Re:	Sierra Wireless, Inc.

Registration Statement on Form F-4

File No. 333-220512

Dear Mr. Fischer:

Sierra Wireless, Inc., a corporation currently incorporated under the federal laws of Canada (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form F-4 (File No. 333-220512) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 pm, Eastern Time, on Monday October 30, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Riccardo Leofanti of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (416) 777-4700 and that such effectiveness also be confirmed in writing.

Very truly yours,

SIERRA WIRELESS, INC.

By:	/s/ David G. McLennan
Name: David G. McLennan Title: Chief Financial Officer and Corporate Secretary